Exhibit 99(a)(1)(M)

To:	2021 Investor Warrant Holder
From:	Ryan Polk
Subject:	SideChannel Warrant Exchange Offer Amended with Clarifying Statements in Response to Questions from the SEC
Date:	December 21, 2023

The purpose of this email is to inform you of amendments we have made to the Offer to Exchange your 2021 Investor Warrants for common stock and new warrants.

These amendments:

●	clarify responses we provided to the SEC on December 1 regarding questions they posed about the Offer to Exchange,
●	expand our description of the risk we perceive from failing to successfully receive 100% participation in the Offer to Exchange,
●	do not change the quantities of common stock and new warrants you will receive from tendering your 2021 Investor Warrants in the Offer to Exchange,
●	do not change the terms of the new warrants that you will receive,
●	do not require you to complete additional paperwork in order to receive your new stock and new warrants,
●	do not extend the expiration date past 5:00 p.m., Eastern Time, on Tuesday December 26, 2023, and
●	do not delay your receipt of the common stock and new warrants which will be issued immediately after the expiration of the Offer to Exchange.

As of 5:00 p.m., Eastern Time, on Wednesday December 20, 2023, approximately 41,544,056 warrants had been validly tendered into and not validly withdrawn from the Offer, representing approximately 74.8% of the Warrants which is in excess of the 65.0% requirement to close threshold set by our Board of Directors on December 11, 2023.

The Schedule TO-I/A that we filed with the Securities and Exchange Commission on Wednesday, December 20, 2023 is attached for your reference.

If you have already submitted your Letter of Transmittal then no further action is required from you unless you would like to withdraw your acceptance in which case, you can reply to this email notifying me as such and we will send you the Notice of Withdrawal paperwork for you to complete via DocuSign.

If you have not submitted your Letter of Transmittal, and wish to participate in the offer, then you may do so until to 5:00 p.m., Eastern Time, December 26, 2023.

You can contact me via email (ryan@sidechannel.com) or via phone (+1-317-910-0838) with any questions about your status in the Offer to Exchange or these amendments.

The remainder of this email contains the amendments to the Offer to Exchange filed with the SEC on December 20, 2023.

Item 5(a) of this Schedule TO is amended to provide that: “In July 2021, we engaged Paulson Investment Company (“Paulson”) for strategic advisory services to be delivered over a four-year term in exchange for 4,000,000 shares of common stock as disclosed on Form 8-K filed with the SEC on July 23, 2021 and incorporated herein as Exhibit (d)(2). We have been consulting with Paulson regarding the Offer to Exchange through this strategic advisory services agreement. We neither entered into a new agreement with Paulson nor incurred additional costs with Paulson related to the Offer to Exchange. Paulson has no obligation to us, and we have no expectations of Paulson to either solicit the tender of any of the 2021 Investor Warrants or make a recommendation to its clients about the Offer to Exchange.”

Item 2(b) of this Schedule TO incorporates by reference the Risk Factors, as amended, in the Offer to Exchange.

Item 10 of this Schedule TO incorporates by reference the information in Item 8 of the Offer to Exchange, Financial Information Regarding the Company, including the summarized financial information contained therein.

Amendments to the Offer to Exchange and Exhibits to the Schedule TO

The references to the New Warrant terms set forth in the Offer to Exchange (Exhibit (a)(1)(H)) Summary Section E is hereby replaced with:

“A comparison of the terms in the 2021 Investor Warrants that have either been removed or modified in the New Warrants is provided in the following table. The section numbers for each term are shown in italics.

Material Terms	2021 Investor Warrant	New Warrant
Term of the Warrant	Opening: Five-year term with Termination Dates between March 31, 2026 and April 16, 2026	Opening: Five- year term with approximate Termination Date of December 31, 2028

Exercise Price	2(b): $0.36	1(b): $0.18

Cashless Exercise	2(c): Cashless Exercise allowable only if Registration Statement is not effective at the time of exercise.	1(c): No restrictions on the use of a Cashless Exercise.

Cashless Exercise Formula	2(c): Cashless exercise formula expressed with generic variables: [(A-B) (X)] by (A)	1(c): Variables changed to communicate their meaning and presentation of formula improved to clarify order of functions:

𝐶𝑆 =	𝑊𝑆 𝑥 (𝐹𝑀𝑉−𝑊P)
𝐹𝑀𝑉

Automatic Conversion	This term is not present in the 2021 Investor Warrant.

1(e): Automatic conversion of New Warrants into Common Stock if the Common Stock trades at or above a bid price of $0.36 for 30 consecutive trading days.

Company notifies the Holder within 5 Trading Days of the Automatic Conversion Date.

Holder has 25 Trading Days from the Automatic Conversion Date to deliver a Notice of Exercise to the Company.

Adjustment Upon Issuance of Common Stock	3(b): Requiring aggregate value of 2021 Investor Warrants after the Issuance of Shares to be equal to the aggregate value of 2021 Investor Warrants prior to the Issuance of Shares.	This term is not present in the New Warrant.

Fundamental Transaction	3(c): Defining how 2021 Investor Warrants are included and treated in a Fundamental Transaction.	This term is not present in the New Warrant.

The New Warrant agreement was included in Exhibit (a)(1)(F) of Amendment No. 1 of Schedule TO filed with the SEC on November 14, 2023.

The reference to the risk titled “There is no assurance that the Offer will be successful.” set forth in the Offer to Exchange (Exhibit (a)(1)(H)) Risk Factors and the reference to the Purpose of the Offer in subsection 3(C) are hereby amended:

“There is no assurance that the Offer will be successful.

We have amended our Offer to Exchange to remove the “all or none” condition and replace it with the condition that “at least sixty-five percent (65%)” of the 2021 Investor Warrants must be tendered to complete the Tender Offer. As of December 11, 2023, sixty seven percent (67%) of the 2021 Investor Warrants had been validly tendered into and not validly withdrawn from Tender Offer. Therefore, if no more 2021 Investor Warrants are tendered through the Expiration Date, and none of the previously tendered 2021 Investor Warrants are validly withdrawn, we can consummate the Tender Offer on the Expiration Date. In the event that all of the 2021 Investor Warrants are not tendered in the Tender Offer, we will be more limited in our ability to raise capital and if necessary, we may be forced to sell debt or equity on terms that are not favorable to the Company or our stockholders. Restricted or limited access to favorable terms on necessary capital would also inhibit our capacity for acquisitions, strategic partnerships, and organic growth investments. As a result, we may suffer declining profitability in the future because of decreases in our ability to effectively compete in these areas .

Mitigating this risk may require us to perform alternate actions after consummation of the Tender Offer to further reduce the obstacles presented by the remaining 2021 Investor Warrants. Alternative actions may include, but are not limited to, attempting a subsequent tender offer to the remaining 2021 Investor Warrant holders and forming relationships with entities that have capital to pursue acquisitions, strategic partnerships, and organic growth investments. These alternate actions may increase expenses and distract our management, and employees such that our financial results may be negatively impacted.

There is no assurance that the successful consummation of this Tender Offer will increase price of our Common Stock.

The price of our Common Stock and the decision of any investors to make an equity investment in SideChannel are based on numerous material factors, of which our 2021 Investor Warrant overhang is only one. Eliminating or significantly reducing our 2021 Investor Warrant overhang will not generate any capital for us or increase the market price of our Common Stock.

Moreover, if the holders of all of our 2021 Investor Warrants accept the Offer, we will issue them additional shares of Common Stock. The issuance of additional Common Stock upon the exchange of tendered 2021 Investor Warrants will dilute the book value our existing stockholders’ shares of stock, as well as that of our future stockholders. The issuance also will dilute the percentage ownership interests in our other stockholders.”

References to Financial Information Regarding the Company set forth in Section 8 of the Offer to Exchange are hereby amended:

“Financial information required under Item 1-02(bb)(1) of Regulation S-X is provided in the following tables.

SideChannel, Inc. Summary Financial Data

(In thousands)

Consolidated Balance Sheet Data

	As of September 30, 2021 (Audited)	As of September 30, 2022 (Audited)	As of December 31, 2022 (Unaudited)	As of March 31, 2023 (Unaudited)	As of June 30, 2023 (Unaudited)
Current assets	$832	$4,142	$3,577	$3,261	$2,662
Non-current assets	1	6,626	6,581	6,536	6,515

Current liabilities	$406	$1,161	$1,017	$1,382	$1,121
Non-current liabilities	-	211	211	211	211

Consolidated Statements of Operation Data

	Twelve Months Ended September 30, 2021	Twelve Months Ended September 30, 2022	Three Months Ended December 31, 2022	Three Months Ended March 31, 2023	Three Months Ended June 30, 2023
Revenue	$2,799	$4,789	$1,546	$1,617	$1,750
Gross profit	1,262	2,321	865	737	874
Net income (loss) [1]	513	(11,776)	(602)	(856)	(679)

[1] The Company reports it financial results on a consolidated basis and does not have discontinued operations; therefore, income or loss from continuing operations is equal to net income or loss.”

Regards,

Ryan Polk, Chief Financial Officer